SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2002

SIEMENS AKTIENGESELLSCHAFT

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS

Press Presse Prensa

For the business and financial press
Munich, July 31, 2002

Siemens: Voting rights in Infineon reduced to below 25 percent

In a regulatory filing, Siemens AG, Berlin and Munich, today informed the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BAFin) that it had reduced its voting rights in Infineon Technologies AG, Munich, to below 25 percent. This was the result of two developments: a capital increase of Infineon Technologies AG, which diluted Siemens' stake in the company, and smaller sales of Infineon shares from the Siemens Domestic Pension Trust e.V.

These latest sales amounted to approximately 0.6 percent of all issued Infineon shares and were sold in open transactions in consideration of market conditions. The 4.3 million shares sold belonged to the Siemens Domestic Pension Trust. These sales reduced the Trust's stake in Infineon to just under 12.55 percent, from around 13.2 percent. Siemens AG itself holds an additional 12.45 percent stake in Infineon. Altogether, then, Siemens AG holds slightly under 25 percent of the voting rights in Infineon.

Additionally, a non-voting trust holds 200 million Infineon shares in trust with the obligation not to exercise its voting rights. This trust is required to file separate financial reports. Siemens continues to be entitled to all the benefits of economic ownership of the shares held by the non-voting trust.

Siemens AG
Corporate Communications
Press Office
80333 Munich

Reference number: AXX200207.52 e
Miriam Steffens
80333 Munich
Tel.: +49-89 636-34794; Fax: -32825
E-mail: miriam.steffens@siemens.com

SIEMENS **Press Presse Prensa**

For the business and financial press
Munich, July 26, 2002

Siemens sells portfolio of business activities to financial investor KKR
Pierer: "We are rigorously implementing our previously announced portfolio optimization program."

Siemens is selling several business activities to private equity house Kohlberg Kravis Roberts & Co. L.P. (KKR). The activities include Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes&Components and the harbor crane unit Gottwald – all of which belonged to the former Atecs Mannesmann group. Siemens is also selling the metering business of its Power Transmission and Distribution Group, the Ceramics Division of its Power Generation Group, and Network Systems, a regional service business belonging to its Information and Communication Networks Group. According to the terms of the agreement, the divested business activities will be owned by a new holding company, called Demag Holding s.a.r.l (Luxemburg), in which KKR will have an 81% and Siemens a 19% stake. The sales price totals €1.69 billion.

The divestment represents a key step in Siemens' current portfolio optimization efforts and is in line with earlier announcements to streamline the existing portfolio. On the one hand, the company is selling businesses that it took over as part of the Atecs Mannesmann acquisition but does not wish to keep in its portfolio over the long term. On the other hand, Siemens is sharpening its focus in certain operating groups through this transaction. In their new constellation, the divested businesses will be better positioned to capture or capitalize on leading market positions and tap new markets.

The well-known private equity house KKR is taking a majority stake in businesses with a sales volume of some €3.5 billion and around 22,800 employees. €2.4 billion of sales

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200207.47 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

and around 17,000 employees of these businesses have already been accounted for as "assets held for sale" and thus were not consolidated in Siemens' figures.

KKR is one of the largest companies in its field. Since 1976, it has been very active in the U.S. and, increasingly, in Europe. KKR has taken over two larger businesses in Germany – Wincor Nixdorf and Tenovis (Bosch's former private networks business). "In KKR, we have chosen a very respected partner, who will continue the strategic development of these individual businesses," said Siemens President and CEO Heinrich v. Pierer. "The sale of the total package marks a key step in the further optimization of our portfolio and the basis for continuing close partnership with KKR."

- Mannesmann Plastics Machinery (MPM)
  MPM is a world leader in the plastics machinery sector. Its products include injection molding machines for various applications and industries – such as the automobile industry and the packaging industry (PET bottles) – as well as for optical discs and extrusion machines. MPM currently has about 6,400 employees and, in calendar year 2001, posted sales of roughly €1.2 billion. KKR will take over the entire MPM group as well as its six brands, which include Krauss-Maffei Kunststofftechnik, Demag ergotech, Netstal and Van Dorn Demag.

- Stabilus
  Stabilus GmbH, the world market leader in the gas springs sector, originally belonged to Mannesmann Sachs AG, which was sold to ZF Friedrichshafen. Stabilus was not included in that transaction. In fiscal 2001, the company had about 3,200 employees and sales of €375 million.

- Demag Cranes & Components
  Demag Cranes & Components GmbH – headquartered in Wetter/Ruhr, Germany – provides solutions in the materials flow, logistics and drives areas. With sales of some €750 million in 2001, Demag Cranes & Components is a world market leader in cranes and hoisting devices. The company employees about 6,600 people at six German facilities and in twenty international companies.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200207.47 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

- Gottwald

  Gottwald – located in Dusseldorf, Germany – is a world-leading supplier of mobile harbor cranes and automated terminal solutions. In 2001, the company had sales of some €160 million and around 530 employees.

- Network Systems

  Siemens' Network Systems in the U.K., France and Italy carry out activities covering the entire lifecycle of a data network – from planning, design and implementation to maintenance and network management. The three companies, which are operating largely independently from local Siemens structures, had roughly 860 employees and sales of some €400 million in fiscal 2001.

- Ceramics (CE)

  The Ceramics Division produces catalysts, isolators, alumina ceramics, piezo products, and technical tools. Headquartered in Redwitz, Germany, the division has additional locations in Jedlina-Zdroj, Poland, and Alpharetta, Georgia (U.S.). In fiscal 2001, sales totaled some €125 million. CE currently has about 1,000 employees.

- Metering (ME)

  Siemens Metering – headquartered in Zug, Switzerland – was established in 1998, following the takeover of the industry arm of Switzerland's Elektrowatt AG, by merging Siemens' existing metering business with Landis & Gyr. In fiscal 2001, the product business of Siemens Metering, which is a division of Siemens' Power Transmission and Distribution Group, had 4,200 employees and sales of some €520 million, making ME the world market leader in electricity meters.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX 200207.47 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

SIEMENS **Press Presse Prensa**

For the business and financial press
Munich, July 24, 2002

Siemens supports Corporate Governance initiative
Supervisory Board and Managing Board further develop company's Rules of Procedure

The Supervisory Board of Siemens AG, Berlin and Munich, has reviewed the German Corporate Governance Code and expressed its fundamental approval. The Code had been approved by the company's Managing Board one day earlier. In order to implement the Code, the two boards adapted the company's Rules of Procedure. Dr. Karl-Hermann Baumann, Chairman of Siemens' Supervisory Board, stated: "The modified rules will ensure that the two boards continue to cooperate efficiently in the future. They will also meet the new demands being placed on global companies. Only a responsible, transparent and value-oriented corporate governance model can create the necessary trust among investors, business partners, employees and the general public. The respect and protection of shareholders' rights have a high priority at Siemens."

The Supervisory Board has taken a close look at corporate governance issues. Baumann welcomed the German government's initiative to further develop corporate governance in Germany. He also noted that the present German code is, on the whole, a suitable tool for further adapting corporate governance in Germany to current international practices and for providing foreign investors with a concise overview of the country's corporate governance standards. The code is an indispensable part of the regulatory framework that Germany must maintain as an attractive location for investors.

In this context, Siemens' Supervisory and Managing Boards have closely reviewed the principles governing the way they work and cooperate. Siemens has always fulfilled the key corporate governance criteria. In a number of points, however, the Rules of Procedure of both organs were refined and supplemented.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX200207.50 e
Constantin Birnstiel
80312 Munich
Tel.: +49-89 636-34191
Fax: -32825
E-mail: constantin.birnstiel@siemens.com

The Supervisory Board formed a review committee which convened for the first time in April of this year. The committee has taken over a number of tasks previously handled by the Presidency of the Supervisory Board, including overseeing the Supervisory Board's preparations for the annual audit, reviewing quarterly financial statements (interim reports) and taking charge of dealings with the auditor, specifically, appointing an auditor, defining the focus of the audit and establishing the level of compensation for the auditor as well as ensuring the auditor's independence. The committee also has responsibility for reviewing the internal balance sheet audit.

Requirements specifying when the Managing Board must report to the Supervisory Board have been made more precise; among other changes, the business transactions and other procedures which are subject to approval by the Supervisory Board have been clearly regulated. According to the new rules, the budget and all materially significant financial and portfolio measures are subject to approval.

The Rules of Procedure now expressly include the general rules of conduct contained in the Code. The Rules of Procedure expressly specify how to deal with any conflicts of interest that may arise for members of the Supervisory or Managing Boards, both of whose members are obligated to act in the interest of the company. In performing their duties, members of the boards may neither pursue personal interests nor take personal advantage of business opportunities to which the company is entitled.

Members of the boards also discussed the type and scope of financial reporting. The Supervisory and Managing Boards concluded that there is currently no need to expand or refocus reporting at the company. The financial reporting was found to completely meet the requirements of the capital markets. With its annual and quarterly reports, especially in view of its comprehensive reporting on each operating Group within the various business areas, Siemens is acknowledged to meet high standards of financial reporting. Transparency and traditionally conservative accounting are the basis for the confidence that the financial markets, business partners and the general public place in the company.

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX200207.50 e
Constantin Birnstiel
80312 Munich
Tel.: +49-89 636-34191
Fax: -32825

Siemens will include a detailed corporate governance report in its annual report for fiscal 2002. The corporate governance section will also discuss regulations that may differ from the German Code. In addition, Siemens plans to set up a company Web site on its fundamental Corporate Governance regulations and report here on so-called "directors' dealings."

Siemens AG
Corporate Communications
Press Office
80312 Munich

Reference number: AXX200207.50 e
Constantin Birnstiel
80312 Munich
Tel.: +49-89 636-34191
Fax: -32825
E-mail: constantin.birnstiel@siemens.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

By: ______________________
Charles Herlinger
Vice President and Corporate Controller

By: ______________________
Bernd Vogt
Deputy Vice President

Date: August 2, 2002